SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes S.A.

Unaudited Condensed Consolidated Interim Financial Statements under US GAAP at June 30, 2004 and December 31, 2003 with report of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders' of

Gol Linha s Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéras Inteligentes S.A. (formerly known as Gol Transportes Aéreos S.A.) and subsidiaries as of June 30, 2004 and the related condensed consolidated statements of income for the three-month and six-month periods ended June 30, 2004 and 2003, the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2004 and 2003 and the condensed consolidated statements of shareholders' equity for the six-month periods ended June 30, 2004. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board ( United States ). A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquires of persons responsible to financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. (formerly know as Gol Transportes Aéreos S.A.) and subsidiaries as of December 31, 2003, and the related consolidated statements of income, cash flows and shareholders equity for the year then ended not presented herein, and in our report dated March 5, 2004, except for Notes 1 and 8, as to which the date is May 25, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Ernst & Young Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
July 23, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of Brazilian Reais)

ASSETS	June 30, 2004 (unaudited)	December 31, 2003
CURRENT ASSETS
Cash and cash equivalents	696,169	146,291
Receivables, less allowance (2003 – R$3,760; June 30, 2004 – R$3,472);	272,135	240,576
Inventories	14,824	13,570
Recoverable taxes and current deferred tax	11,416	20,118
Prepaid expenses	21,691	12,043
Other current assets	3,253	3,812

Total current assets	1,019,488	436,410

PROPERTY AND EQUIPMENT
Flight equipment	85,789	75,514
Pre-delivery deposits for flight equipment	27,096	-
Other property and equipment	18,808	14,463

	131,693	89,977
Less accumulated depreciation	(32,075)	(22,795)

Property and equipment, net	99,618	67,182

OTHER ASSETS
Deposits for aircraft leasing contracts	22,288	18,621
Deposits for aircraft and engine maintenance	229,007	162,295
Other	3,215	511

Total other assets	254,510	181,427

TOTAL ASSETS	1,373,616	685,019

See accompanying notes to Condensed Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Brazilian Reais)

	June 30, 2004 (Unaudited)	December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	30,313	48,605
Air traffic liability	103,992	123,393
Payroll and related charges	24,319	34,959
Operating leases payable	16,492	10,099
Obligations with related parties	-	270
Short-term borrowings	127,547	38,906
Sales tax and landing fees	13,615	21,200
Other current liabilities	22,464	30,895

Total current liabilities	338,742	308,327

OTHER LIABILITIES
Long-term vendor payable	8,893	6,147
Deferred income taxes, net	44,528	47,236
Other liabilities	10,714	8,570

	64,135	61,953
Commitments and Contingences

SHAREHOLDERS' EQUITY
Preferred shares, Class A and Class B, no par value, 52,592,985 shares authorized, issued and outstanding in 2003; 79,670,480 shares authorized; 78,094,747 undesignated preferred shares, no par value, issued and outstanding in June 30, 2004	556,244	94,200

Common shares, no par value, 116,200,000 shares authorized, issued and outstanding in 2003 and 109,448,497 shares, no par value, authorized issued and outstanding in June 30, 2004	41,500	41,500
Additional Paid in Capital	49,305	-
Deferred compensation expenses	(19,234)	-
Appropriated retained earnings	5,579	5,579
Unappropriated retained earnings	337,345	173,460

Total shareholders' equity	970,739	314,739

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,373,616	685,019

See accompanying notes to Condensed Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of Brazilian Reais, except per share amounts)

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

Net operating revenues
Passenger	R$373,785	R$309,557	R$788,654	R$558,882
Cargo and Other	11,741	9,320	29,964	20,634

Total net operating revenues	385,526	318,877	818,618	579,516

Operating expenses
Salaries, wages and benefits	30,053	23,307	68,498	50,296
Aircraft fuel	97,091	74,647	190,636	158,895
Aircraft rent	49,343	45,664	96,673	96,463
Aircraft insurance	5,911	6,512	11,834	12,528
Sales and marketing	53,766	44,500	107,857	83,509
Landing fees	13,218	11,598	26,858	22,789
Aircraft and traffic servicing	19,247	14,797	32,732	25,411
Maintenance materials and repairs	3,453	3,440	14,215	15,748
Depreciation	4,786	2,294	9,312	4,524
Other operating expenses	15,883	19,326	31,613	27,747

Total operating expenses	292,751	246,085	590,228	497,910

Operating income	92,775	72,792	228,390	81,606

Other expenses
Interest expense	(2,891)	(8,260)	(4,323)	(15,513)
Financial income (expense), net	23,156	(37,749)	26,370	(45,262)

Income (loss) before income taxes	113,040	26,783	250,437	20,831

Income taxes current	(26,660)	(4,597)	(62,852)	(4,597)
Income taxes deferred	(13,151)	321	(23,700)	(1,613)

Net income (loss)	73,229	22,507	163,885	14,621

Earnings (loss) per share, basic	R$0.418	R$0.133	R$0.953	R$0.091

Earnings (loss) per share, diluted	R$0.416	R$0.133	R$0.948	R$0.091

See accompanying notes to Condensed Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of Brazilian Reais)

	Six months ended June 30,

	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES Net income (loss)	R$163,885	R$14,621
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Amortization of deferred compensation	883	-
Depreciation	9,312	4,524
Provision for doubtful accounts receivable	(288)	-
Deferred income taxes	23,700	1,613
Changes in operating assets and liabilities
Receivables	(31,271)	(90,521)
Inventories	(1,254)	(28,062)
Prepaid expenses, other assets and recoverable taxes	2,398	(5,872)
Accounts payable and long-term vendor payable	(15,546)	(71)
Deposits for aircraft and engine maintenance	(66,712)	(8,371)
Operating leases payable	6,393	(11,486)
Air traffic liability	(19,401)	2,335
Payroll and related charges	(10,640)	6,090
Other liabilities	(16,580)	12,040

Net cash provided by (used in) operating activities	44,878	(103,160)

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	(3,667)	(14,516)
Acquisition of property and equipment	(14,652)	(1,271)
Pre-delivery deposits for flight equipment	(27,096)

Net cash used in investing activities	(45,415)	(15,787)

CASH FLOWS FROM FINANCING ACTIVITIES
Short term borrowings, net	88,641	35,754
Issuance of preferred shares	462,044	94,200
Obligations with related parties	(270)	(11,144)

Net cash provided by financing activities	550,415	118,810

NET INCREASE IN CASH AND CASH EQUIVALENTS	549,878	137

Cash and cash equivalents at beginning of the period	146,291	9,452

Cash and cash equivalents at end of the period	696,169	9,315

Supplemental disclosure of cash flow information

Interest paid	3,999	14,580
Income tax paid	61,857	.

Disclosure of non cash transactions
Tax benefit contributed by shareholders (unaudited)	29,188	-

See accompanying notes to Condensed Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)
(Expressed in Thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares		Additional Paid in Capital	Deferred compensation	Retained earnings		Total

	Shares	Amount	Shares	Amount			Appropriated Unappropriated

Balance at December 31, 2003	116,200,000	R$41,500	52,592,985	R$94,200		-	R$5,579	R$173,460	R$314,739

Formation of holding Company		224	56	-					-
Exchange of common shares to preferred shares, net	(6,751,719)	-	6,751,719	-		-
Exchange of preferred shares class A to commons shares, net	6	-	(6)	-		-
Shares not exchanged in the reorganization	(14)	-	(8)	-		-
Tax benefit contributed by shareholders			29,188		29,188
Deferred compensation					20,117	(20,117)
Net Proceeds			18,750,000	462,044					462,044
Amortization of deferred compensation						883			883
Net income and comprehensive income for the period								163,885	163,885

Balance at June 30, 2004	109,448,497	41,500	78,094,747	556,244	49,305	(19,234)	5,579	337,345	970,739

See accompanying notes to Condensed Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousands of Brazilian Reais)

1. Business Overview

On March 29, 2004, GOL Linhas Aéreas Inteligentes S.A. (the Company or GLAI) became the parent company of GOL Transportes Aéreos S.A. (GOL) pursuant to a reorganization plan approved by the shareholders of GOL. The Company was incorporated by issuing 224 common shares to Aeropar Participações S.A. and 56 preferred shares to Comporte Participações S.A. for an aggregate amount of one hundred reais. In accordance with the reorganization plan, all outstanding common and preferred shares of GOL (except for 14 common shares and 8 class B preferred shares of GOL that are held by members of GOL´s board of directors) were contributed to the Company in exchange for the applicable number of common or preferred shares of the Company. The 116,199,986 common shares of GOL were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Company. The 29,050,000 preferred shares class A of GOL were exchanged for 29,049,994 preferred shares and 6 common shares of the Company. The 23,542,977 preferred shares class B of GOL were exchanged for 23,542,977 preferred shares of the Company. The reorganization did not impact the operations or financial condition of GOL in any respect as of December 31, 2003 and as such, does not result in new basis of accounting.

On May 25, 2004, the shareholders approved a 2.80 for 1 stock split for all outstanding common and preferred shares. As a result of the stock split, the aggregate number of preferred shares and common shares outstanding was increased to 168,793,243. As of May 25, 2004 the Company had 59,344,746 preferred and 109,448,497 common shares. All share and earnings per share information for all periods presented have been restated to give retroactive effect to the May 25, 2004 stock split. Also, on the same date shareholders approved amendments to the Company's bylaws whereby holders of common shares may convert their shares into preferred shares, at the rate of one common share to one preferred share, to the extent such shares are duly paid in and provided that the amount of preferred shares does not exceed 50% of the total amount of shares issued. Any request for conversion must be delivered to the board of executive officers and, once accepted by the board of executive officers must be confirmed by the board of directors at the first meeting after the date of the request of conversion.

On June 29, 2004 the company concluded its initial public offering (IPO) issuing 18,750,000 preferred shares and receiving proceeds in the amount of R$462,044 net of the issuance costs of R$34,311.

The Company's principal subsidiary, GOL, was incorporated on August 1, 2000 and its main purpose is to provide regular domestic air transportation services for passengers, cargo and mail in Brazil, under the concession regime as authorized by the Civil Air Transportation Office – DAC of the Ministry of Aviation through Ordinance No. 1109/DGAC of August 18, 2000.

GOL commenced operations on January 15, 2001 and as of June 30, 2004 operated 22 Boeing 737-700/737-800 Next Generation aircraft, serving 29 cities.

In April 2004 the Company received approval from the DAC to increase its aircraft fleet to 25 and to serve four new destinations in Brazil : Porto Velho, Rio Branco, Joinville and Uberlândia.

On May 24, 2004 the Company formed GOL Finance LLP for the purpose of facilitating cross-border transactions, including the lease and the purchase of aircraft. GOL Finance LLP, whose capital at June 30, 2004 was US$17.5 million, is based in the United Kingdom .

The following table sets forth the ownership and percentages of the Company's voting (common) and non-voting (preferred) shares as at June 30, 2004:

	Common	Preferred	Total

Aeropar Participações S.A	100%	40.3%	75.2%
Comporte Participações S.A	-	4.3%	1.8%
BSSF Air Holdings LLC	-	13.1%	5.4%
Public	-	42,5%	17.6%

	100%	100%	100%

Áurea Administrações e Participações S.A. and Comporte Participações S.A are entities controlled by members of the board of directors of the Company. Aeropar Participações S.A is a subsidiary of Áurea Administrações e Participações S.A.

SSF Air Holdings LLC. is a wholly owned indirect subsidiary of AIG Brazil Special Situations Fund L.D. and AIG Brazil Special Situation parallel Fund C.V., which are funds administered by the AIG Group.

2. Basis of presentation of the condensed consolidated interim financial statements

The unaudited condensed consolidated interim financial statements were prepared to reflect the combined financial position and the combined results of operations as if the Company had been set up on January 1, 2001 and as if the aforementioned corporate reorganization had occurred at that date.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the six-month period ended June 30, 2004 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2004. The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2003.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's registration statements in Form F-1 for the year ended December 31, 2003.

3. Significant accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”), using Brazilian Reais as functional and reporting currency. The average exchange rates for the second quarter of 2004 and 2003 were R$2.9913 and R$3.045 respectively. The exchange rate at June 30, 2004 was R$3.1075. The accounting principles adopted under US GAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2003.

Advertising costs, which are included in sales and marketing, are expensed as incurred. Advertising expense for the six-month period ended June 30, 2004 and 2003 amounted to R$12,541 and R$14,274 respectively.

Accounting for stock-based compensation

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation expense for a stock option grant is recognized if the exercise price is less than the fair value of our stock on the grant date. The following table illustrates the effect on net income and earnings per common and preferred share if the company had applied the fair value method to measure stock-based compensation as required under the disclosure provisions of SFAS No. 123, " Accounting for Stock-Based Compensation", as amended:

	Three Months Ended June 30,	Six Months Ended June 30,

	2004	2004

Net Income, as reported	73,229	163,885
Add: Stock-based employee compensation using intrinsic value	883	883
Deduct:- Stock-based employee compensation expense determined under the fair value method	(1,629)	(1,629)

Proforma net income	72,483	163,139

Earnings per common and preferred shares:

Basic as reported	0.418	0.953
Basic proforma	0.414	0.949

Diluted as reported	0.416	0.948
Diluted proforma	0.412	0.944

The fair value for these stock options was estimated at the date of grant using the Black Scholes option-pricing model assuming: expected dividend yield of 2%, expected volatility of approximately 37%, weighted average risk-free interest rate of 16%, and an expected average life of two years.

4. Receivables

Receivables are summarized as follows:

	June 30,	December 31,
	2004	2003

Credit cards (net of commissions)	R$ 230,821	R$ 215,343
Account holders – cargo and tickets	3,439	2,831
Travel agencies	39,846	25,195
Other	1,501	967

	275,607	244,336
Allowance for doubtful accounts	(3,472)	(3,760)

	R$ 272,135	R$ 240,576

The decrease to the allowance for doubtful accounts was R$887 and the charge off was R$599 for the six-month period ended June 30, 2004.

5. Deposits

Deposits for aircraft leasing contracts All the Company's aircraft are leased under operating leasing contracts. As required by the leasing contracts, the Company was obligated to make certain U.S. dollar deposits as a guarantee to the leasing companies. These deposits are non-interest bearing and refundable at the end of the respective lease agreements.

Deposits for aircraft and engine maintenance U.S. dollar deposits for aircraft and engine maintenance as stipulated in the respective lease agreements are made to specific accounts in the name of the lessor responsible for the maintenance services. Certain required aircraft and engine maintenance, as stipulated in the respective lease agreement, are funded from these deposits. The Company is required to pay the lessor for maintenance expenditures that exceed deposited amounts. The Company can apply deposits amounts that exceed maintenance expenditures to the final lease payment. These deposits are non-interest bearing.

6. Short-term borrowings

At June 30, 2004, the Company had six revolving lines of credit. Three of the revolving lines of credit are secured by our credit card receivables and allows for borrowings of up to R$131 million. As of June 30, 2004, R$123 million was outstanding under these facilities. Another revolving credit facility is secured by the company's travel agency receivables and allows for borrowing of up to R$7 million. As of June 30, 2004, this facility was not been used. The other two lines of credit are secured by promissory notes and allow borrowings of up to R$45 million and as of June 30, 2004, R$5 million was outstanding under this facility.

The weighted average annual interest rate for these Reais based short-term borrowings at June 30, 2004 was 17.0%.

7. Shareholders' equity

On March 29, 2004, GLAI became the parent company of GOL pursuant to a reorganization plan approved by the shareholders of GOL. In accordance with the reorganization plan, all outstanding common and preferred shares of GOL (except for 14 common shares and 8 class B preferred shares of GOL that are held by members of GOL´s board of directors) were contributed to the Company in exchange for common and preferred shares of the Company. The 116,199,986 common shares of GOL were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Company. The 29,050,000 class A preferred shares of GOL were exchanged for 29,049,994 preferred shares and 6 common shares of the Company. The 23,542,977 preferred shares class B of GOL were exchanged for 23,542,977 preferred shares of the Company. The preferred shares outstanding have no class designation. The rights and voting privileges of the common shares of the Company remain the same as those previously described above for GOL. The preferred shares of the Company are not convertible into any other security and are non-voting, except under the same limited circumstances provided by Brazilian laws as discussed above. The aggregate liquidation preference, including the adjustment by IGP-M, and divided rights discussed above remain unchanged.

As of March 31, 2004, the Company had 109,448,497 shares of common stock and 59,344,746 shares of preferred stock authorized, issued and outstanding. According to the Company's by laws the capital can be increased up to R$1.0 billion through the issuance of common or preferred shares.

On May 25, 2004, the shareholders approved a 2.80 for 1 stock split for all outstanding common and preferred shares. As a result of the stock split, the aggregate number of preferred shares and common shares outstanding was increased to 168,793,243. All share and earnings per share information for all periods presented have been restated to give retroactive effect to the May 25, 2004 stock split. Also, on the same date the shareholders approved amendments to the Company's bylaws whereby holders of common shares may convert their shares into preferred shares, at the rate of one common share to one preferred share, to the extent such shares are duly paid and provided that the amount of preferred shares does not exceed 50% of the total amount of shares issued. Any request for conversion must be delivered to the board of executive officers and, once accepted by the board of executive officers, must be confirmed by the board of directors at the first meeting after the date of the request of conversion. On May 25, 2004, the board of directors authorized the issuance of up to 20,325,734 preferred shares.

On June 29, 2004 the company concluded its initial public offering (IPO)on the New York Stock Exchange (NYSE) and The São Paulo Stock Exchange (Bovespa) issuing 18,750,000 preferred shares for R$26.57 per share and receiving proceeds in the amount of R$462,044 net of the issuance costs of R$34,311. Additionally R$386,593 of proceeds were remitted to BSSF Holdings LLC and Comporte Participações for the sale of 14,300,000 share of their stake of the Company.

8. Stock Option Plans

At a shareholders' meeting held on May 25, 2004, the Company's shareholders approved an executive stock option plan for key senior executive officers. Initially, 937,412 of the Company's preferred shares have been reserved for issuance under the Plan. The Company expects that the number of preferred shares reserved for issuance under this executive stock option plan will be increased to 6,000,000 preferred shares and to grant these new options over a three-year period, subject to the approval of the compensation committee and the shareholders at a shareholders' meeting. The terms under which these new options will be granted will be determined by the Company's compensation committee and the board of directors.

Subsequent to the approval of the Plan, the Company issued to executive officers stock options to purchase up to 937,412 of our preferred shares at an exercise price of R$3.04 per share. Fifty percent the options will vest on October 25, 2004, with the remaining 50% vesting at the end of each quarter ending subsequent to October 25, 2004, on a pro rata basis. Each option will expire two years after the vesting date.

In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$20.1 million (US$6.9 million), representing the difference between the exercise price of the options and the deemed fair value of the preferred stock. The amount of the amortization expense for the six-month period ended June 30, 2004 was R$883.

9. Lease and other commitments

The Company leases all aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At June 30, 2004, the Company leased 22 aircraft under operating leases, with initial lease term expiration dates ranging from 2008 to 2011.

Total rent expense for all operating leases in the six-month periods ended June 30, 2004 and 2003, was R$96,673 and R$96,463, respectively.

During May 2004, the Company entered into two-year operating lease agreements and expects to take delivery of three Boeing 737-300 aircraft in the last six months of 2004 and up to two additional Boeing 737-300 aircraft late in 2004, which will be used to meet Company's short term capacity needs. The estimated aggregate lease payments for these aircraft would be US$4.1 million and US$6.9 million in the first and second year of the operating lease agreement, respectively. The Company will not be required to make any aircraft leasing contract deposits for these aircraft.

During May 2004, the Company signed an agreement with The Boeing Company for firm aircraft orders of 15 737-800 Next Generation aircraft scheduled for delivery between 2007 and 2009. As of June 30, 2004 the Company had made a deposit of R$27.3 to the Boeing Company related to the above described orders.

Committed expenditures for these aircraft and related equipment are US$19.0 in 2005 and US$95.6 million in 2006, US$393.2 million in 2007, US$285.3 in 2008 and US$200.8 million in 2009.

The Company also has options to purchase 28 737-800 Next Generation aircraft that are exercisable between 2005 and 2010.

As of June 30, 2004, the Company purchased R$16,957 million letters of credit to guarantee certain US dollar lease payments. As of June 30, 2004, approximately R$11.1 million of the Company's accounts receivable was collateral for outstanding letters of credit.

10. Financial instruments and concentration of risk

At June 30, 2004, the Company's primary monetary assets and liabilities related to aircraft leasing operations. Due to the short-term nature substantially all other financial instruments included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash and accounts receivable. The Company maintains cash deposits with highly rated financial institutions. Credit risk on accounts receivable relates to amounts receivable from the main international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company's revenue is basically generated in Brazilian reais, however its liabilities, particularly those related to aircraft leasing, are U.S. dollar denominated.

Exchange exposure related to amounts payable arising from these leasing operations is managed together with commercial hedging strategies.

The Company is exposed to the effect of changes in the price and availability of aircraft fuel. To manage these risks, the Company entered into crude oil option and swap agreements. Prices for crude oil are highly correlated to jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide some short-term protection against a sharp increase in average fuel price. These derivatives do not qualify as hedges for financial reporting purposes and changes in fair value of such derivative contracts was R$1,907 during the six months ended June 30, 2004 and R$943 during the three months ended June 30, 2004, and were recorded as financial income. As of June 30, 2004 the Company had derivative contracts to buy up to 115,000 barrels of crude oil in the nominal amount of US$4,204 with one-month term. Due the short-term nature of these contracts the fair value is minor. The Company's acquisition of fuel and oil is made substantially from one supplier.

11. Income taxes

Income taxes in Brazil include federal income tax and social contribution. The statutory composite tax rates were 34% for the six-months ended in June 30, 2004 and June 30, 2003. The deferred tax for this period is principally due to the deposits for aircraft maintenance that are treated as expenses under Brazilian GAAP.

Analysis of deferred tax balances:

	June 30, 2004 (Unaudited)	December 31, 2003
Deferred tax assets
Deferred taxes – merger with shareholders	R$ 28,538	R$ -
Recoverable local taxes	-	3,060
Contingencies	4,865	2,913
Other	269	1,753

Total deferred tax assets	33,672	7,726

Deferred tax liabilities
Property and equipment		-
Deposits	(73,333)	(51,902)

Total deferred tax liabilities	(73,333)	(51,902)

Current deferred taxes assets	4,867	3,060

Net deferred tax liabilities	R$(44,528)	R$(47,236)

In connection with the Company's March 29, 2004 reorganization, the Extraordinary General Meeting of the Company's shareholders approved the merger of stockholder BSSF II Holdings Ltd. into GOL. The preferred shares previously owned by BSSF II Holdings Ltda. were cancelled and reissued to BSSF Air Holdings Ltda. With this merger, the Company acquired the right to amortize for Brazilian local statutory and tax purposes a goodwill premium of approximately R$86 million generated from BSSF II Holdings Ltd. acquisition of its ownership in GOL. The amortization of this premium for local statutory and tax purposes will result in future tax benefit for the Company over an estimated period of up to five years. The R$29.2 million tax benefit of the goodwill premium has been recorded as a deferred tax asset at March 31, 2004, with a corresponding increase to additional paid in capital. As the Company realizes the tax benefit of the goodwill premium, a reclassification from additional paid in capital to commons shares will be made.

12. Earnings per share

The Company's preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003

Numerator
Net income applicable to common and preferred shareholders for basic and diluted earnings per share	73,229	22,507	163,885	14,621

Denominator
Weighted-average shares outstanding for basic earnings per share	175,043,243	168,792,985	171,918,243	160,027,488
Effective of dilutive securities:
Executive stock options	826,268	-	826,268	-
Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings per shares	175,869,511	168,792,985	171,918,243	160,027,488

13. Subsequent Events

During July 2004, the Company took delivery of its first 737-300 aircraft under two-year operating leases. The Company also exercised two purchase options with the Boeing Company increasing its firm orders to 17. The two additional purchased aircraft are expected to be delivered in July 2006.

Also in July 2004, the Company received approval from the “Comissão de Estudos Relativos à Navegação Aérea” (CERNAI) to start regular international flights to Buenos Aires-Argentina, and the Company opened bases in Porto Velho and Rio Branco (expected to begin service in August) increasing the number of cities to be served to 31.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President—Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.